                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 12)

                        ALLSTATE FINANCIAL CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, without par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 020011 10 2
------------------------------------------------------------------------------
                               (CUSIP Number)


                        Gerald F. Heupel, Jr., Esq.
                   Elias, Matz, Tiernan & Herrick L.L.P.
                                12th Floor
                           734 15th Street, N.W.
                          Washington, D.C. 20005
                             (202)347-0300
------------------------------------------------------------------------------
(Name, Address, Telephone Number of Person Authorized to Receive Notices
                         and Communications)

                                   May 8, 1998
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                Page 1 of 15 Pages

CUSIP No.  020011 10 2                   13D                 Page 2 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     Value Partners, Ltd. 75-2291866
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Texas
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               661,835
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  661,835
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     661,835
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     26.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2                   13D                 Page 3 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     Ewing & Partners 75-2741747
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Texas
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               N/A
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  661,835
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  N/A
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  661,835
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     661,835
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     26.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2                   13D                 Page 4 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     Timothy G. Ewing
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               N/A
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  661,835
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  N/A
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  661,835
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     661,835
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     26.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2                   13D                 Page 5 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     David W. Campbell
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
     00
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               11,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,500
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  11,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,500
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     13,500
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     .6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2                   13D                 Page 6 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     Edward A. McNally
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               13,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  13,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     13,000
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     .6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2                   13D                 Page 7 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     William H. Savage
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               18,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  18,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     19,000
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     .8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2                   13D                 Page 8 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     C. Scott Bartlett, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               475
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  475
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     475
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     .02%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2                   13D                 Page 9 of 15 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     I.R.S. Identification Nos. of Above Persons (Entities only)

     Lindsay B. Trittipoe
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     United States of America
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               73,289
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  N/A
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  73,289
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     73,289
-------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* /X/


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     3.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

CUSIP No.  020011 10 2           Amendment No. 11           Page 10 of 15 Pages


     Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, without par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below. When Value Partners filed a lawsuit against the Issuer on December 29, 1997 jointly with David W. Campbell, Edward A. McNally and William H. Savage, who are three non-employee directors of the Issuer, Messrs. Campbell, McNally and Savage were included as reporting persons. Further, when Lindsay
B. Trittipoe and C. Scott Bartlett, Jr. agreed to be members of the slate of directors to be run in opposition to the slate of directors proposed by management, these individuals were also included as reporting persons. Value Partners, Ltd., Ewing & Partners, Timothy G. Ewing, David W. Campbell, Edward
A. McNally, William H. Savage, C. Scott Bartlett, Jr. and Lindsay B. Trittipoe are sometimes collectively referred to herein as the "Reporting Persons." However, as set forth below, Messrs. Bartlett, Campbell, McNally, Savage and Trittipoe will no longer be included as Reporting Persons in any
Schedule 13D amendments subsequently filed by Value Partners.

     The following items are supplemented as follows:

Item 4.  Purpose of Transaction

     Recent Litigation

     On May 8, 1998, the United States District Court for the Eastern District of Virginia granted Value Partners' Motion for Partial Summary Judgment in the lawsuit filed by management of Allstate on March 31, 1998 against Value Partners, Ltd., its general partner Ewing & Partners, and Timothy G. Ewing, the general partner of Ewing & Partners (collectively, "Value Partners"). The judge's order indicated that the Virginia Control Share Acquisitions Act does not apply to Value Partners' purchases of Allstate's common stock. As a result, Value Partners is able to vote all of its shares of Allstate common stock.

     Election of Directors

     At Allstate's annual meeting of stockholders held on May 12, 1998, Messrs. Bartlett, Campbell, McNally, Savage and Trittipoe were elected by the stockholders to constitute the entire, five-member Board of Directors of Allstate. A total of 1,214,320 shares were voted in favor of each of these individuals (1,214,705 shares for Mr. Trittipoe). By comparison, management's nominees received a total of 838,095 shares in favor. The above votes are based on the final report issued by the independent inspector of election on May 14, 1998.

     Disbandment of Filing Group

     In light of the Reporting Persons' success in the litigation and the election of Messrs. Bartlett, Campbell, McNally, Savage and Trittipoe as directors of Allstate (the "Directors"), the Reporting Persons are no longer acting as a group with respect to their

CUSIP No.  020011 10 2           Amendment No. 11           Page 11 of 15 Pages

respective shares of Allstate common stock. Accordingly, the Directors will no longer be included as Reporting Persons in any Schedule 13D amendments subsequently filed by Value Partners.

     Reimbursement of Proxy Contest Expenses

     As previously disclosed in the Reporting Persons' proxy materials in connection with the May 12, 1998 annual meeting of stockholders, the Reporting Persons intend to seek reimbursement from Allstate of the costs incurred by them in the recent proxy contest. Such costs were estimated to be $300,000, although the exact amount has not yet been determined.

     General

     Depending on their evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as they may deem material, each of the Reporting Persons may seek to acquire additional shares of Common Stock in the open market, in private transactions, by exercising stock options or converting the Issuer's Convertible, Subordinated Notes due September 30, 2000 (the "Notes") for those who sold such options or Notes, or otherwise, or they may dispose of all or a portion of the shares of Common Stock owned by them.

     Other than as set forth above, none of the Reporting Persons has at this time any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, except that Messrs. Bartlett, Campbell, McNally, Savage and Trittipoe will continue to consider all matters presented to the Board of Directors of the Issuer in accordance with their fiduciary duties.

Item 5.  Interest in Securities of the Issuer

     (a) According to the Issuer's Report on Form 10-KSB for the year ended December 31, 1997, a total of 2,319,451 shares of Common Stock were issued and outstanding as of March 20, 1998. As discussed in Item 4 above, Value Partners is able to vote all of its shares of Allstate Common Stock.

     The beneficial ownership of Common Stock of the other Reporting Persons has been previously disclosed in prior filings of this Schedule 13D.

     In the aggregate, the Reporting Persons beneficially own 570,499 shares of Common Stock, representing 24.6% of the issued and outstanding Common Stock, excluding shares which the Reporting Persons have a right to acquire. If the Notes held by Value Partners and Mr. Bartlett were fully converted and if the options held by Messrs. Campbell, McNally,

CUSIP No.  020011 10 2           Amendment No. 11           Page 12 of 15 Pages

Savage and Trittipoe were fully exercised, the Reporting Persons would hold 781,099 shares, or 30.9% of the 2,530,051 shares of Common Stock that would then be issued and outstanding. Value Partners owns 488,368 shares of Allstate's issued and outstanding Common Stock and has the right to acquire an additional 173,467 shares upon conversion of its Notes.

     (b) to (e)     No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in prior filings of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

     The following are filed as exhibits to this Schedule 13D:

Exhibit 1*     Form of Amended and Restated Agreement of Limited
               Partnership of Value Partners dated as of October 1, 1993

Exhibit 2* Agreement of General Partnership or Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998.

CUSIP No.  020011 10 2           Amendment No. 11           Page 13 of 15 Pages

Exhibit 4*     Joint Filing Agreement**


--------------
*    Previously filed.

**   The Reporting Persons are no longer deemed to be a group, and any
     Schedule 13D amendments subsequently filed by Value Partners will no longer include Messrs. Bartlett, Campbell, McNally, Savage and Trittipoe.

CUSIP No.  020011 10 2           Amendment No. 11           Page 14 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy G. Ewing and David W. Campbell, and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              VALUE PARTNERS, LTD.

                              By: Ewing & Partners as General Partner



May 15, 1998                  By:/s/ Timothy G. Ewing
                                 ------------------------------------
                                 Timothy G. Ewing
                                 General Partner


                              EWING & PARTNERS


May 15, 1998                  By:/s/ Timothy G. Ewing
                                 ------------------------------------
                                  Timothy G. Ewing
                                  General Partner



May 15, 1998                     /s/ Timothy G. Ewing
                                 ------------------------------------
                                  Timothy G. Ewing

CUSIP No.  020011 10 2           Amendment No. 11           Page 15 of 15 Pages


May 15, 1998                     /s/ David W. Campbell
                                 ------------------------------------
                                 David W. Campbell



May 15, 1998                     /s/ Edward A. McNally*
                                 ------------------------------------
                                 Edward A. McNally



May 15, 1998                     /s/ William H. Savage
                                 ------------------------------------
                                 William H. Savage



May 15, 1998                     /s/ C. Scott Bartlett, Jr.*
                                 ------------------------------------
                                 C. Scott Bartlett, Jr.



May 15, 1998                     /s/Lindsay B. Trittipoe
                                 ------------------------------------
                                 Lindsay B. Trittipoe

---------------
*  By David W. Campbell pursuant to a power of attorney.